EXHIBIT 99.137
                                                                  --------------

[ADVANTAGE LOGO]

           Advantage Energy Income Fund - Audited Financial Statements

                          YEAR ENDED DECEMBER 31, 2003

                        CONSOLIDATED FINANCIAL STATEMENTS
                           CONSOLIDATED BALANCE SHEETS
                             (thousands of dollars)

                                                December 31, 2003   December 31, 2002
-------------------------------------------------------------------------------------
Assets

Current assets
     Accounts receivable                           $    34,181         $    24,057

Fixed assets (note 4)
     Property and equipment                            666,202             488,681
     Accumulated depletion and depreciation           (153,404)           (100,889)
-------------------------------------------------------------------------------------
                                                       512,798             387,792

Goodwill                                                27,773                   -
-------------------------------------------------------------------------------------
                                                   $   574,752         $   411,849
=====================================================================================
Liabilities

Current liabilities
     Accounts payable and accrued liabilities      $    53,287         $    26,236
     Cash distributions payable to Unitholders           8,445               4,878
     Bank indebtedness (note 5)                        102,968             114,222
-------------------------------------------------------------------------------------
                                                       164,700             145,336
=====================================================================================
Capital lease obligation (note 6)                        2,043                   -

Provision for future site restoration                    8,451               5,396

Future income taxes (note 8)                            77,418              77,064
-------------------------------------------------------------------------------------
                                                       252,612             227,796
-------------------------------------------------------------------------------------
Unitholders' equity

Unitholders' capital (note 7 and 10)                   302,496             161,452
Convertible debentures (note 7)                         99,984              55,000
Accumulated income                                      72,022              36,581
Accumulated cash distributions                        (152,362)            (68,980)
-------------------------------------------------------------------------------------
                                                       322,140             184,053
-------------------------------------------------------------------------------------
                                                   $   574,752         $   411,849
=====================================================================================

Commitments (note 11)

see accompanying Notes to Consolidated Financial Statements

FINANCIAL STATEMENTS                                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 2 of 11

            CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME
                             (thousands of dollars)

                                                    For the year ended   For the year ended
                                                    December 31, 2003    December 31, 2002
-------------------------------------------------------------------------------------------
Revenue

     Petroleum and natural gas sales                   $   166,075          $   97,837
     Royalties, net of Alberta Royalty Credit              (28,491)            (17,344)
-------------------------------------------------------------------------------------------
                                                           137,584              80,493
-------------------------------------------------------------------------------------------
Expenses

     Operating                                              25,618              18,486
     General and administrative                              3,216               2,624
     Management fee (note 1)                                 1,679                 930
     Non-cash performance incentive (note 10)               19,592              16,475
     Interest                                                6,378               4,272
     Depletion, depreciation and site restoration           53,822              41,074

-------------------------------------------------------------------------------------------
                                                           110,305              83,861
-------------------------------------------------------------------------------------------
Income (loss) before taxes                                  27,279              (3,368)

Future income tax recovery (note 8)                        (18,138)            (15,992)
Income and capital taxes (note 8)                            1,253                 529

-------------------------------------------------------------------------------------------
                                                           (16,885)            (15,463)
-------------------------------------------------------------------------------------------
Net income                                                  44,164              12,095

Accumulated income, beginning of year                       36,581              28,044

Costs on issuance of convertible debentures                 (4,018)             (2,443)
Interest on convertible debentures                          (4,705)             (1,115)
-------------------------------------------------------------------------------------------

Accumulated income, end of year                        $    72,022          $   36,581
===========================================================================================
Net income per Trust Unit (note 7)
     Basic and diluted                                 $      1.29          $     0.41
===========================================================================================

FINANCIAL STATEMENTS                                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 3 of 11

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (thousands of dollars)

                                                           For the year ended   For the year ended
                                                           December 31, 2003    December 31, 2002
--------------------------------------------------------------------------------------------------
Operating Activities

Net income                                                    $    44,164          $    12,095
Add (deduct) items not requiring cash:
     Non-cash performance incentive                                19,592               16,475
     Future income taxes                                          (18,138)             (15,992)
     Depletion, depreciation and site restoration                  53,822               41,074
--------------------------------------------------------------------------------------------------

Funds from operations                                              99,440               53,652

Changes in non-cash working capital                                  (975)                (788)

--------------------------------------------------------------------------------------------------
Cash provided by operating activities                              98,465               52,864
--------------------------------------------------------------------------------------------------

Financing Activities

Units issued, net of costs                                         76,436               18,430
Convertible debentures issued, net of costs                        85,982               52,557
Interest on convertible debentures                                 (3,935)                   -
Increase (decrease) in bank debt                                  (11,254)              91,055
Cash distributions to Unitholders                                 (79,815)             (45,693)

--------------------------------------------------------------------------------------------------
Cash provided by financing activities                              67,414              116,349
--------------------------------------------------------------------------------------------------

Investing Activities

Expenditures on property and equipment                            (76,212)             (42,652)
Property acquisitions                                              (1,848)              (8,698)
Property dispositions                                               6,112                  800
Acquisition of MarkWest Resources Canada Corp. (note 3i)          (97,025)                   -
Acquisition of Best Pacific Resources Inc. (note 3ii)                   -              (53,448)
Acquisition of Gascan Resources Inc. (note 3iii)                        -              (63,799)
Changes in non-cash working capital                                 3,094                 (527)

--------------------------------------------------------------------------------------------------
Cash used in investing activities                                (165,879)            (168,324)
--------------------------------------------------------------------------------------------------

Net increase in cash                                                    -                  889

Cash (bank indebtedness), beginning of year                             -                 (889)
--------------------------------------------------------------------------------------------------

Cash, end of year                                             $         -          $         -
==================================================================================================

Supplementary cash flow information
    Interest paid                                             $     6,414          $     4,560
    Income and capital taxes paid                             $       858          $     1,104

FINANCIAL STATEMENTS                                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 4 of 11

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003
          All tabular amounts in thousands except for per share amounts

1.    STRUCTURE OF THE TRUST

      Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Advantage Oil & Gas Ltd. ("AOG") (formerly Search Energy Corp.) into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

      Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between AOG and Computershare Investor Services Inc. (formerly the Montreal Trust Company) as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

      The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes").

      In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the AOG Notes and royalty income earned from the AOG Royalty. The AOG Royalty and the AOG Notes result in the effective transfer of the economic interest in the properties of AOG to the Trust. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties.

      The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and an incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include an incentive fee equal to 10% of the amount by which the total return to investors exceeds 8% (see note 10).

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

      AOG is an oil and natural gas exploitation and development company operating in Western Canada that is a wholly-owned subsidiary of the Trust. These financial statements include the accounts of the Trust and AOG on a consolidated basis. All intercompany balances and transactions have been eliminated.

      Property and equipment

      (a) Petroleum and natural gas properties and related equipment

      The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

      Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

      Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit of production method based on estimated proved petroleum and natural gas reserves,

FINANCIAL STATEMENTS                                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 5 of 11

      before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

      The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves.

      The net carrying value of the Trust's petroleum and natural gas properties and production equipment is limited to an ultimate recoverable amount. This amount is the aggregate of estimated future net revenues from proved reserves and the costs of unproved properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, site restoration and abandonment costs, and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting, and the income tax and Alberta Royalty Credit legislation in effect at the year-end.

      (b) Furniture and equipment

      The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

      Future site restoration

      The estimated cost of future site restoration and abandonment is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. The annual charge, provided for on a unit of production basis, is accounted for as part of depletion, depreciation and site restoration expense. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

      Measurement uncertainty

      The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

      Joint operations

      The  accounts  of  the  Trust  reflect  its   proportionate   interest  in
      exploration and production activities conducted jointly with others.

      Cash distributions

      Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions.

      Income taxes

      The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

      The Corporation follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

      Financial instruments

      From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts all of which constitute effective hedges, are recognized in oil and gas revenues at the time that each transaction under a contract is settled (see note 9).

      Goodwill

      Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized. Goodwill impairment is assessed annually at December 31, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its

FINANCIAL STATEMENTS                                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 6 of 11

      carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

      Unit-based compensation

      The Trust has a unit-based compensation plan (the "Plan") for external directors of the Trust, which is described in Note 7. The exercise price of the rights granted under the Plan may be reduced in future periods in accordance with the terms of the Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to Unitholders to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the Plan using a traditional option pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statement for unexercised rights. Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increased or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying Trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

      The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

      Per unit amounts

      Net income per unit is calculated using the weighted average number of Units outstanding during the year. Diluted net income per unit is calculated using the treasury stock method to determine the dilutive effect of unit-based compensation.

      Revenue recognition

      Petroleum and natural gas revenues are recognized when the title and risks pass to the purchaser.

      3. ACQUISITIONS

      (i) MarkWest Resources Canada Corp.

      On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("MarkWest") for cash consideration of $97.0 million. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

      Net assets acquired and liabilities
        assumed:                            Consideration:

      Property and equipment    $ 105,573   Cash                        $ 96,769

      Goodwill                     27,773   Acquisition costs incurred       256
                                                                        --------
      Net working capital         (14,027)
                                                                        $ 97,025
      Capital lease obligation     (2,054)                              --------

      Future income taxes         (18,492)

      Future site restoration      (1,748)
                                ---------

                                $  97,025
                                ---------

FINANCIAL STATEMENTS                                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 7 of 11

(ii)  Best Pacific Resources Ltd.

      On November 18, 2002 Advantage acquired all of the issued and outstanding shares of Best Pacific Resources Ltd. ("Best Pacific"), an oil and natural gas company, for cash consideration of $53.4 million. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

      Net assets acquired and liabilities
        assumed:                            Consideration:

      Property and equipment    $  46,852   Cash                        $ 51,849

      Future income taxes           7,737   Acquisition costs incurred     1,599
                                                                        --------
      Net working capital             212
                                                                        $ 53,448
      Future site restoration      (1,353)                              --------
                                ---------

                                $  53,448
                                ---------

      (iii) Gascan Resources Ltd.

      On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.7 million. Results from operations are included in the Fund's consolidated financial statements from the date of acquisition. The acquisition has been accounted for as a purchase as of the closing date of the acquisition. The purchase price has been allocated as follows:

      Net assets acquired and liabilities
        assumed:                            Consideration:

      Property and equipment    $ 108,592   Cash                        $ 69,000

      Future income taxes         (37,893)  Acquisition costs incurred     1,699
                                ----------                              --------

                                $  70,699                               $ 70,699
                                ----------                              --------

4.    FIXED ASSETS

      During the year ended December 31, 2003, Advantage capitalized general and
      administrative   expenditures   directly   related  to   exploration   and
      development activities of $1,804,000 ( 2002 - $1,319,000).

      Costs of $22,300,000 (2002 - $18,010,000) for unproven properties have been excluded from the calculation of depletion expense, and future development costs of $43,152,000 (2002 - $10,030,000) have been included in costs subject to depletion.

      As at December 31, 2003, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves was $21,099,000 (2002 - $16,350,000). Included in depletion and depreciation expense is $1,307,000 (2002 - $947,000) of site restoration expense for the year ended December 31, 2003.

5.    BANK INDEBTEDNESS

      Advantage has an agreement with a Canadian chartered bank which provides for a $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2004. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

      At December 31, 2003, the effective interest rate on the outstanding amounts under the facility was approximately 4.3%.

FINANCIAL STATEMENTS                                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 8 of 11

6.    CAPITAL LEASE OBLIGATIONS

      The Trust has capital leases on compressors. Future minimum lease payments at December 31, 2003 consist of the following:

         2004                                           $      443
         2005                                                  443
         2006                                                  443
         2007                                                1,364
      -------------------------------------------------------------
                                                        $    2,693
         Less amounts representing interest @ 5.5%            (329)
      -------------------------------------------------------------
                                                             2,364
         Current portion                                      (321)
      -------------------------------------------------------------
                                                        $    2,043
      =============================================================

7.    UNITHOLDERS' EQUITY

      (i) Unitholders' Capital

      (a) Authorized

            (i) Unlimited number of voting Trust Units

      (b) Issued

                                            Number of Units     Amount
      -------------------------------------------------------------------
      Balance at December 31, 2001            24,598,782      $   128,616
      Issued for cash, net of costs            2,500,000           18,430
      Non-cash performance incentive           1,102,163           14,406
      -------------------------------------------------------------------
      Balance at December 31, 2002            28,200,945          161,452
      Issued for cash, net of costs            5,100,000           76,136
      Units issued on exercise of options         35,000              300
      Issued on conversion of debentures       3,381,261           45,016
      -------------------------------------------------------------------
      Balance at December 31, 2003            36,717,206      $   282,904
      Non-cash performance incentive           1,099,104           19,592
      -------------------------------------------------------------------
                                              37,816,310      $   302,496
      ===================================================================

      On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit. Total net proceeds were $18.4 million (net of issue costs of $1.3 million).

      On January 27, 2003 Advantage issued 1,102,163 Trust Units to satisfy the obligation related to the performance incentive (see note 10).

      On December 2, 2003 Advantage issued 5,100,000 Trust Units at $15.75 per Trust Unit. Total net proceeds were $76.1 million (net of issue costs of $4.2 million).

      On January 27, 2004 the Trust issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 performance incentive fee (see note 10).

FINANCIAL STATEMENTS                                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                        Page 9 of 11

     (ii) Convertible Debentures

                                10% debentures   9% debentures   8.25% debentures   Total debentures
----------------------------------------------------------------------------------------------------
Balance at December 31, 2002        55,000               -                -              55,000
Issued                                   -          30,000           60,000              90,000
Converted to Trust Units           (44,786)              -             (230)            (45,016)
----------------------------------------------------------------------------------------------------
Balance at December 31, 2003        10,214          30,000           59,770              99,984
====================================================================================================

      On October 18, 2002 Advantage issued $55 million principal amount of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. Issue costs associated with the convertible debenture approximated $2.4 million.

      On July 8, 2003 Advantage issued $30 million principal amount of 9% convertible unsecured subordinated debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures approximated $1.5 million and have been charged to accumulated income.

      On December 2, 2003 Advantage issued $60 million principal amount of 8.25% convertible unsecured subordinated debentures. The debentures mature on February 1, 2009, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $16.50 per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures approximated $2.5 million and have been charged to accumulated income.

      The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the year ended December 31, 2003 $45,016,000 debentures were converted resulting in the issuance of 3,381,261 Advantage Units.

      (iii) Trust Units Rights Incentive Plan

      Effective June 25, 2002 a Trust Units Rights Incentive Plan for external Directors of the Fund was established and approved by the Unitholders of Advantage. A total of 250,000 Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders. No compensation expense is recognized for the rights plan when the rights are issued. Any consideration received on exercise of the Unit right is credited to share capital.

                                                     Number              Price
      --------------------------------------------------------------------------

      Balance at December 31, 2002                  175,000            $  10.58
      Exercised                                     (35,000)
      Reduction of exercise price                         -               (2.71)
      --------------------------------------------------------------------------
      Balance at December 31, 2003                  140,000            $   7.87
      ==========================================================================

      The Trust has elected to  prospectively  adopt amendments to CICA Handbook
      Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted, compensations expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. As there were no Trust Unit Rights issued in 2003, there was no impact on net income.

FINANCIAL STATEMENTS                                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                       Page 10 of 11

      Had the Trust adopted this standard for rights granted since January 1, 2002 pro forma net income would have decreased by $1.0 million (2002 - $0.4 million).

      Pro Forma Results                                       2003       2002
      --------------------------------------------------------------------------

      Net income as reported                                $  44,164  $  12,095
      Less: compensation expense for rights issued in 2002      1,000        410
      --------------------------------------------------------------------------
      Pro forma net income                                  $  43,164  $  11,685
      Net income per Trust Unit - basic and diluted
            As reported                                     $    1.29  $    0.41
            Pro forma                                       $    1.26  $    0.39
      ==========================================================================

      (iv) Per Unit Amounts

      The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the year ended December 31, 2003 of 30,536,236 and 34,040,645 respectively and basic and diluted Trust Units outstanding of 26,900,152 and 27,829,645 respectively for the year ending December 31, 2002.

8.    INCOME TAXES

      The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense (COGPE) and unit issue costs.

      The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                            For the year    For the year
                                                                ended           ended
                                                            Dec. 31, 2003   Dec. 31, 2002
-----------------------------------------------------------------------------------------
Income (loss) before taxes                                    $  27,279       $  (3,368)
-----------------------------------------------------------------------------------------
Expected income tax expense (recovery) at statutory rates        11,131          (1,424)
Increase (decrease) in income taxes resulting from:
   Non-deductible Crown charges                                   7,029           6,044
   Resource allowance                                            (8,798)         (6,458)
   Amounts included in trust income and other                   (27,500)        (14,154)
-----------------------------------------------------------------------------------------
Future income tax recovery                                      (18,138)        (15,992)
Income and capital taxes                                          1,253             529
-----------------------------------------------------------------------------------------
                                                              $ (16,885)      $ (15,463)
=========================================================================================

      The components of the future income tax liability at December 31 are as follows:

                                                         2003         2002
      -----------------------------------------------------------------------
      Property and equipment in excess of tax basis   $  88,236    $  80,402
      Future site restoration deductions                 (2,872)      (1,711)
      Non-capital tax loss carry forward                 (8,327)      (1,877)
      Other                                                 381          250
      -----------------------------------------------------------------------
      Future income tax liability                     $  77,418    $  77,064
      =======================================================================

      The Fund has non-capital tax loss carry forward of approximately $21.0 million of which $0.3 million expires in 2006, $12.5 million in 2009 and $8.2 million in 2010.

9.    FINANCIAL INSTRUMENTS

      Financial instruments of the Fund consist of current assets, current liabilities and bank indebtedness. As at December 31, 2003, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated

FINANCIAL STATEMENTS                                Year Ended December 31, 2003
ADVANTAGE ENERGY INCOME FUND                                       Page 11 of 11

      fair values of the financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks. The Trust is also exposed to interest rate risks to the extent that bank debt is at a floating rate of interest

      The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

      As at December 31, 2003 the Fund had no outstanding hedge contracts.

10.   NON-CASH PERFORMANCE INCENTIVE

      The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund.

      The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return was calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2003 opening and closing Unit prices were $13.07 and $17.83 respectively (2002 opening and closing Unit prices of $8.02 and $13.07 respectively). Cash distribution for the year amounted to $2.71 per Trust Unit (2002 distribution of $1.73). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. On January 21, 2004 the Fund issued 1,099,104 Advantage Trust Units to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

11.   COMMITMENTS

      Advantage  has  lease  commitments  relating  to  office  buildings.   The
      estimated   annual  minimum   operating  lease  rental  payments  for  the
      buildings, after deducting sublease income are as follows:

         2004                          $   804
         2005                              737
         2006                              737
         2007                              704
         2008                              283
                                       -------

                                       $ 3,265
                                       -------

      On February 24, 2004 the Fund announced that it had entered the following natural gas hedge transactions for 2004 and 2005:

      Natural Gas - April to December 2004

      Volume                                         50.4 mmcf/d
      Fixed price (average)                           $6.12/mcf

      Natural Gas - January to March 2005

      Volume                                         10.5 mmcf/d
      Fixed price (average)                           $6.30/mcf